UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)
                             HOMEOWNERS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    43739N107
                                 ---------------
                                 (CUSIP Number)

                            Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                          Boston, Massachusetts, 02110
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 6, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    2    of     9    Pages
           -------------------                         -------     -------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person          NAPAQ Corporation
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Nevada
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         126,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    126,000
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power  -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       126,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.266%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    3    of     9    Pages
           -------------------                         -------     -------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.of Above Person

      Cross Country Motor Club, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Massachusetts
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         362,500
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    362,500
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power  -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       362,500
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        6.522%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    4    of     9    Pages
           -------------------                         -------     -------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person          Jeffrey C. Wolk
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization             United States
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         3,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    3,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        .054%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    5    of     9    Pages
           -------------------                         -------     -------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person          HAC, INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         120,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    120,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       120,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.159%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP NO. 43739N107                           PAGE     6      OF     9    PAGES
                                                   ---------    ---------



         THIS AMENDMENT NO. 5 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS ON APRIL 4, 1996. THE TEXT OF ITEMS 2, 3, 4, 5 AND 7 ARE HEREBY AMENDED BY ADDING THE FOLLOWING:


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by the Reporting Persons to the original 13D, as amended, and the following new entity (collectively the "Reporting Persons"):

         4.  HAC, Inc.
             4040 Mystic Valley Parkway
             Boston, MA 02155

             Organization:  Privately held corporation
             State of Organization:  Florida
             Principal Business:  Holding Company

             Name, Title and address of all members of Board of Directors and Chief Executive Officers:

             Howard L. Wolk                           Director, President
             4040 Mystic Valley Parkway
             Boston, MA 02155

             Sidney D. Wolk                           Director, Treasurer
             4040 Mystic Valley Parkway
             Boston, MA 02155

             Jeffrey C. Wolk                          Director, Vice President
             4040 Mystic Valley Parkway
             Boston, MA 02155

             Nathan T. Wolk                           Director, Secretary
             4040 Mystic Valley Parkway
             Boston, MA 02155

             Neither this Reporting Person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The source and amount of funds used by HAC, Inc., to purchase securities of the Issuer was working capital. The approximate aggregate amount of funds used by HAC, Inc. to purchase such securities were $206,402.




CUSIP NO. 43739N107                            PAGE     7      OF     9    PAGES
                                                    ---------    ---------


ITEM 4.  PURPOSE OF THE TRANSACTION.

         HAC, Inc. is an affiliate of the original Reporting Persons formed for the purpose of effecting the Merger described in the original Schedule 13D and amendments thereto, and as such, HAC, Inc. hereby adopts the Item 4 disclosure contained in the original 13D, as amended, as if such disclosure were fully set forth herein, as of the date hereof.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) HAC, Inc. is the beneficial owner of 120,000 shares of Common Stock of the Issuer, all of which have been acquired in a privately negotiated transaction. The total number of shares of Common Stock beneficially owned by HAC, Inc. represents 2.159% of the shares of Common Stock outstanding.

              The number of shares owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 5,558,350 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         (b) HAC, Inc. has the sole power to vote or dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it.

         (c) On December 6, 1996, HAC, Inc. purchases 120,000 shares of Common Stock at a price of $1.73 per share for a total amount of 207,602 in a privately negotiated transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A Agreement of Joint Filing.





CUSIP NO. 43739N107                           PAGE     8      OF     9    PAGES
                                                   ---------    ---------


         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one
(1) instrument.

                                    The Cross Country Motor Club, Inc.


                                    by:  /s/ Howard L. Wolk
                                         -----------------------------------
                                             Howard L. Wolk, Vice President


                                    NAPAQ Corporation


                                    by:  /s/ Howard L. Wolk
                                         -----------------------------------
                                             Howard L. Wolk, Vice President


                                    /s/      Jeffrey C. Wolk
                                         -----------------------------------
                                             Jeffrey C. Wolk

Date:  December 10, 1996            HAC, Inc.


                                    by:  /s/ Howard L. Wolk
                                         -----------------------------------
                                             Howard L. Wolk, Vice President







CUSIP NO. 43739N107                         PAGE     9      OF     9    PAGES
                                                 ---------    ---------


                                    EXHIBIT A
                                    ---------
                            AGREEMENT OF JOINT FILING
                            -------------------------
                             HOMEOWNERS GROUP, INC.
                             ----------------------
                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 10th day of December, 1996.

                                     NAPAQ Corporation


                                     by:  /s/ Howard L. Wolk
                                         -----------------------------------
                                              Howard L. Wolk, Vice President


                                     The Cross Country Motor Club, Inc.


                                     by:  /s/ Howard L. Wolk
                                         -----------------------------------
                                              Howard L. Wolk, Vice President


                                     /s/      Jeffrey C. Wolk
                                     ---------------------------------------
                                              Jeffrey C. Wolk


                                     HAC, Inc.


                                     by:  /s/ Howard L. Wolk
                                         -----------------------------------
                                              Howard L. Wolk, Vice President